Exhibit 99.2

Chanson International Realized Significant Growth with Livestreaming and Same-City Delivery Strategy

URUMQI, China, July 24, 2025 (GLOBE NEWSWIRE) -- Chanson International Holding (Nasdaq: CHSN) (the “Company” or “Chanson”), a provider of bakery, seasonal, and beverage products through its chain stores in China and the United States, today announced that its “baking + same-city delivery” and “livestream + interaction” strategy has realized significant growth in online sales. This initiative marks a promising start in Chanson’s expansion in online markets.

In 2024, the Company launched its channel on Douyin, China’s sister app to TikTok, to integrate its core advantage in “fresh baking” with the convenience of same-city instant delivery services by leveraging its network of 60 offline stores.

Unlike traditional e-commerce, which relies on static images and text, Chanson’s own livestream studio brings real-time visuals from each store’s kitchen, prep station, and scullery. Viewers can watch the sheen of dough being kneaded, bread rising in the oven, and intricate cream decorating - all captured in high definition with professional lighting. It provides viewers with easy access to craftsmanship and freshness throughout the process.

During each livestream, hosts not only showcase product details but also answer real-time inquiries, such as requests for low-sugar options or customized cake sizes, and launch interactive promotions. According to livestreaming data that is available to Chanson, average viewer watch time has increased from 2 minutes to 8 minutes, with engagement rates consistently above 30%.

To convert livestream traffic into sales, Chanson introduced exclusive livestream bundles, including a discounted breakfast set and a group afternoon tea offer. These are promoted with urgency-driven slogans like “made today” and “delivered within one hour within 3 kilometers” through Douyin’s shopping cart.

Mr. Gang Li, Chairman of the Board and CEO of Chanson, commented, “Freshness and convenience are at the heart of what baking consumers value most. Our livestream strategy brings the aroma and activity of our kitchens online, creating a multisensory, interactive shopping experience supported by real-time local delivery. We plan to continue refining our livestream schedules to match peak hours, and to launch special themed events, such as low-sugar cake features on Mother’s Day or cartoon bread promotions on Children’s Day.”

Mr. Li added, “From ‘window displays’ to ‘livestream interaction,’ and from ‘in-store purchases’ to ’same-city instant delivery,’ we are developing an offline-online integrated model. By centering on product freshness, leveraging immersive visual content, and ensuring a seamless local service experience, we believe this strategy will distinguish Chanson in a competitive marketplace and position our business for its next phase of growth.”

About Chanson International Holding

Founded in 2009, Chanson International Holding is a provider of bakery, seasonal, and beverage products through its chain stores in China and the United States. Headquartered in Urumqi, China, Chanson directly operates stores in Xinjiang, China and New York, United States. Chanson currently manages 60 stores in China, and 3 stores in New York City while selling on digital platforms and third-party online food ordering platforms. Chanson offers not only packaged bakery products but also made-in-store pastries and eat-in services, serving freshly prepared bakery products and extensive beverage products. Chanson aims to make healthy, nutritious, and ready-to-eat food through advanced facilities based on in-depth industry research, while creating a comfortable and distinguishable store environment for customers. Chanson’s dedicated and highly-experienced product development teams constantly create new products that reflect market trends to meet customer demand. For more information, please visit the Company’s website: http://ir.chanson-international.net/.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements, including, but not limited to, the Company’s proposed offering. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For investor and media inquiries, please contact:

Chanson International Holding

Investor Relations Department

Email: IR@chansoninternational.com

Ascent Investor Relations LLC

Tina Xiao

Phone: +1-646-932-7242

Email: investors@ascent-ir.com